Subject: We're Back on Wefunder 🔥
Date: Thursday, September 26, 2024 at 21:30:48 China Standard Time
From: Michael Pratt at Qnetic
To: Michael Pratt

Qnetic

Dear Michael,

A year ago, you believed in Qnetic's vision to revolutionize energy storage, and your support has been instrumental. We promised bold progress, and thanks to you, we've delivered:

- **Prototype Built and Tested:** Our technology works, and we're excited to show you *Vega in action*!
- **Three Key Patents Filed:** We've protected our innovations, laying the foundation for market leadership.
- **$100M in Customer Interest:** Major players like Arevon, Tesla Megapack's top customer, are ready to partner with us.

What's Next?

By Q3 2025, we plan to deliver our first products. To reach this milestone, we're raising funds from top-tier VCs and exploring grants. We anticipate closing a VC-led equity round by Q1 2025.

New Investment Opportunity

After hitting all our milestones, we're back in fundraising mode! Wefunder was a huge success last year, so we're launching another round. This is your chance to reinvest and help us scale up production.

Why Reinvest in Qnetic Now?

- **High Demand:** $100M in customer interest and counting.
- **Proven Tech:** Our prototype works, validating our approach.
- **VC Momentum:** Leading venture firms are eager to join us.
- **Last Crowdfunding Round:** Likely your final chance to invest at this stage.

Your initial investment drove us this far, and now we're inviting you to be part of our next big leap.

Visit our *Wefunder page* to see our progress and how your support can continue to shape the future of energy. Reservations for the early birds deal are open.

Visit Qnetic's Wefunder Page

Thank you for believing in Qnetic!

Warm regards,
Michael Pratt
Co-founder and CEO

DISCLOSURE:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


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